September 3, 2024

Michael Clark
Chief Financial Officer
Contango ORE, Inc.
516 2nd Avenue, Suite 401
Fairbanks, AK 99701

       Re: Contango ORE, Inc.
           Amendment No. 2 to Registration Statement on Form S-3
           Filed August 20, 2024
           File No. 333-280509
Dear Michael Clark:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 18, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-3
General

1. We note that your supplemental letter response asserts that you "should be eligible for the accommodation in General Instruction G" based on the filing date of Amendment No. 1 to
       Form S-3 on July 11, 2024. Please confirm your understanding that, for purposes of reliance on General Instruction G to Form S-3, the original date of filing is based on the initial filing of the Form S-3 on June 26, 2024, and a post-effective amendment will be required to subsequently disclose the unknown selling securityholder information.
 September 3, 2024
Page 2

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Paul Monsour